UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

1 November 2012

Commission File Number 1-06262

BP p.l.c.

(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-179953) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-179406) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following information has been prepared in compliance with US SEC Regulation S-X, Article 11, Reg. § 210.11-01(a) (4). The probable disposal of BP’s 50% shareholding in TNK-BP is deemed significant as BP’s equity in the income from continuing operations before income taxes of such shareholding represents more than 10 per cent of BP’s consolidated income for the most recently completed fiscal year.

The proposed disposal of BP’s 50% shareholding in TNK-BP is not expected to result in the treatment of such shareholding as a Discontinued operation of BP p.l.c. for accounting purposes.

Agreement in principle with Rosneft

On 22 October 2012, BP p.l.c. (“BP”) announced that it had signed heads of terms for a proposed transaction to sell its 50% share in TNK-BP to Rosneft. The proposed transaction consists of two linked tranches:

(i)	BP would sell its 50% shareholding in TNK-BP to Rosneft for cash consideration of $17.1 billion and Rosneft shares representing a 12.84% stake in Rosneft; and

(ii)	BP intends to use $4.8 billion of the cash consideration to acquire a further 5.66% stake in Rosneft from the Russian government. BP would acquire the Rosneft shares from the Russian government at a price of $8 per share (representing a premium of 12% to the Rosneft share closing price on the bid date, 18 October 2012).

Signing of the definitive agreements is conditional on the Russian government agreeing to the sale of the 5.66% stake in Rosneft and it is intended that the TNK-BP sale and this further investment in Rosneft would complete concurrently. Therefore, on completion of the proposed transaction, BP would acquire a total 18.5% stake in Rosneft and a net $12.3 billion in cash. This would result in BP holding 19.75% of Rosneft shares, when aggregated with BP’s 1.25% current holding in Rosneft. At this level of ownership, and in conjunction with BP’s expectation that it will have two seats on Rosneft’s nine-person main board, BP expects to be able to account for Rosneft as an associate and recognize its share of Rosneft’s earnings, production and reserves on an equity basis.

In accordance with the heads of terms, BP and Rosneft have an exclusivity period of 90 days to negotiate fully termed sale and purchase agreements. After signing definitive agreements, completion would be subject to certain customary closing conditions, including governmental, regulatory and anti-trust approvals, and is currently anticipated to occur during the first half of 2013. In addition, BP will agree not to dispose of any of the Rosneft shares acquired in the transaction for at least 360 days following the completion of the transaction.

Cautionary statement

This Report contains certain forward-looking statements, including statements regarding the expected timing of the transaction described, the expected terms of and timing of the execution of definitive agreements, expectations regarding the accounting treatment of BP’s expected share of Rosneft’s earnings, and the reporting of production and reserves, prospects for BP’s level of representation on Rosneft’s board of directors, BP’s intentions to retain Rosneft shares received in the transaction and other statements which are generally, but not always, identified by the use of words such as ‘want’, ‘intended to’, ‘expected to’, and similar expressions. Forward-looking statements involve risks and uncertainties because they depend on circumstances that will or may occur in the future. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the ability of the parties to the transaction to negotiate satisfactory definitive agreements and the terms thereof, the actions of regulators and the timing of the receipt of governmental and regulatory approvals, the availability of other attractive investment opportunities, general economic conditions, political stability and economic growth in relevant areas of the world, changes in laws and governmental regulations, regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought, exchange rate fluctuations, natural disasters and adverse weather conditions, changes in public expectations and other changes to business conditions, wars and acts of terrorism or sabotage, and other factors discussed under “Principal risks and uncertainties” in our Report on Form 6-K for the period ended 30 June 2012 and under “Risk factors” in our Annual Report and Form 20-F 2011 (SEC File No. 1-06262) as filed with the US Securities and Exchange Commission.

Financial statements and exhibits

Unaudited pro forma consolidated financial statements

The unaudited pro forma consolidated financial statements of BP have been derived from BP’s historical consolidated financial statements and are presented to provide investors with information about the potential effect of the proposed sale of BP’s 50% share in TNK-BP to Rosneft, and the proposed acquisition by BP of a total 18.5% shareholding in Rosneft, which would increase BP’s total ownership of the issued share capital of Rosneft to 19.75%.

The unaudited pro forma consolidated balance sheet as of 30 September 2012, and the unaudited pro forma consolidated income statements of BP for the nine months ended 30 September 2012 and for the year ended 31 December 2011, and the related notes thereto, are furnished as Exhibit 99.1 to this Report on Form 6-K.

Exhibits. The following exhibit is furnished as part of this Current Report on Form 6-K:

99.1	Unaudited pro forma consolidated financial statements and accompanying explanatory notes of BP p.l.c.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.

(Registrant)

Dated: 1 November 2012	/s/ J Bertelsen
J BERTELSEN Deputy Company Secretary

Exhibit 99.1

BP p.l.c.

Unaudited pro forma consolidated financial statements

The unaudited pro forma consolidated financial statements of BP p.l.c. (“BP”) presented herein comprise the unaudited pro forma consolidated balance sheet as at 30 September 2012 and the unaudited pro forma consolidated income statements for the nine months ended 30 September 2012 and the year ended 31 December 2011 (together, the “unaudited pro forma consolidated financial statements”). The unaudited pro forma consolidated financial statements are presented to give effect to the proposed sale of BP’s 50% shareholding in TNK-BP, and BP’s proposed acquisition of a total 18.5% shareholding in Rosneft (the “Proposed Transaction”). As at the date hereof, the management of BP is not aware of any matters that could materially impact the results and financial position as presented in the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements have been prepared on the following basis:

•

The unaudited pro forma consolidated financial statements have been prepared on the basis of the best information available to BP’s management and on the basis of assumptions that BP’s management believes are factually supportable and recurring.

•	The unaudited pro forma consolidated balance sheet as at 30 September 2012 is presented to show the effect of the Proposed Transaction as if the Proposed Transaction had occurred on 30 September 2012.

•

The unaudited pro forma consolidated income statements for the year ended 31 December 2011 and the nine months ended 30 September 2012 are presented to show the effect of the Proposed Transaction as if the Proposed Transaction had occurred on 1 January 2011.

•	The unaudited pro forma consolidated income statements disclose income from continuing operations before non-recurring charges or credits directly attributable to the Proposed Transaction.

•

The Proposed Transaction is subject, amongst other matters, to regulatory and other approvals which may significantly change the unaudited pro forma consolidated financial statements from that presented.

•	The unaudited pro forma consolidated financial statements should be read in conjunction with BP’s historical financial statements and accompanying notes.

•

The unaudited pro forma consolidated financial statements have been prepared for illustrative and informational purposes only, and are not intended to reflect what BP’s financial position and results of operations would have been had the Proposed Transaction occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations.

The pro forma adjustments represented in the unaudited pro forma consolidated financial statements reflect the reversal of BP’s ownership of a 50% share in TNK-BP and the recognition of BP’s additional ownership of 18.5% of Rosneft, bringing the total shareholding to 19.75%, each as of the applicable date of the relevant unaudited pro forma consolidated financial statements, and give effect to the following items:

•	A reduction in Investments in associates, caused by the sale of BP’s 50% stake in TNK-BP, offset by an increase in Investments in associates to reflect the increase in BP’s stake in Rosneft to 19.75%.

•	A reduction in Other investments to reflect the reclassification of BP’s existing 1.25% stake in Rosneft to Investments in associates.

•

In respect of the unaudited pro forma consolidated balance sheet, an increase in Cash and cash equivalents of $12.3 billion as a result of cash proceeds from Rosneft of $17.1 billion, less BP’s proposed acquisition of an additional 5.66% stake in Rosneft for cash consideration of $4.8 billion.

The unaudited pro forma consolidated financial statements do not include adjustments for:

•	The proposed acquisition by Rosneft of AAR’s 50% stake in TNK-BP as this is not directly attributable to the Proposed Transaction.

•	Rosneft’s financing for the Proposed Transaction.

•

Fair values of BP’s share of Rosneft’s assets and liabilities acquired and associated goodwill, as required by International Accounting Standard (IAS) 28. BP is not aware at this time of how Rosneft will account for its interest in TNK-BP.

•

A deferral of the gain on disposal of BP’s stake in TNK-BP to the extent that (i) BP retains an interest in its share in TNK-BP by acquiring a stake in Rosneft, and (ii) Rosneft acquires BP’s stake in TNK-BP.

•	Income statement impacts, such as interest income, or interest expense saved, as a consequence of BP receiving net cash of $12.3 billion as contemplated by the Proposed Transaction.

•	Taxation on the Proposed Transaction ( see Note 5).

BP p.l.c.

Unaudited pro forma consolidated financial statements

BP p.l.c. unaudited pro forma consolidated income statement for the nine months ended 30 September 2012

			Pro forma adjustments
	Notes	As reported	TNK-BP	Rosneft	As adjusted
$ million
Sales and other operating revenues		277,972	—	—	277,972
Earnings from jointly controlled entities
– after interest and tax		613	—	—	613
Earnings from associates
– after interest and tax	1,4	3,353	(2,800)	2,377	2,930
Interest and other income	2	488	—	(12)	476
Gains on sale of businesses and fixed assets		2,285	—	—	2,285

Total revenues and other income		284,711	(2,800)	2,365	284,276
Other components of profit (loss) before interest and taxation		268,724	—	—	268,724

Profit (loss) before interest and taxation		15,987	(2,800)	2,365	15,552
Finance costs		(806)	—	—	(806)
Net finance income (expense) relating to pensions and other post-retirement benefits		166	—	—	166

Profit (loss) before taxation		15,347	(2,800)	2,365	14,912
Taxation		(5,211)	—	—	(5,211)

Profit (loss) for the period		10,136	(2,800)	2,365	9,701

Attributable to
BP shareholders		9,964	(2,800)	2,365	9,529
Minority interest		172	—	—	172

		10,136	(2,800)	2,365	9,701

Earnings per share - cents
Profit (loss) for the period attributable to BP shareholders
Basic	6	52.40			50.11
Diluted	6	52.05			49.78

See accompanying notes to unaudited pro forma consolidated financial statements

BP p.l.c.

Unaudited pro forma consolidated financial statements

BP p.l.c. unaudited pro forma consolidated income statement for the year ended 31 December 2011

			Pro forma adjustments
	Notes	As reported	TNK-BP	Rosneft	As adjusted
$ million
Sales and other operating revenues		375,517	—	—	375,517
Earnings from jointly controlled entities
– after interest and tax		1,304	—	—	1,304
Earnings from associates
– after interest and tax	1,4	4,916	(4,185)	2,981	3,712
Interest and other income	2	596	—	(2)	594
Gains on sale of businesses and fixed assets		4,130	—	—	4,130

Total revenues and other income		386,463	(4,185)	2,979	385,257
Other components of profit (loss) before interest and taxation		346,646	—	—	346,646

Profit (loss) before interest and taxation		39,817	(4,185)	2,979	38,611
Finance costs		(1,246)	—	—	(1,246)
Net finance income (expense) relating to pensions and other post-retirement benefits		263	—	—	263

Profit (loss) before taxation		38,834	(4,185)	2,979	37,628
Taxation		(12,737)	—	—	(12,737)

Profit (loss) for the period		26,097	(4,185)	2,979	24,891

Attributable to
BP shareholders		25,700	(4,185)	2,979	24,494
Minority interest		397	—	—	397

		26,097	(4,185)	2,979	24,891

Earnings per share - cents
Profit (loss) for the period attributable to BP shareholders
Basic	6	135.93			129.55
Diluted	6	134.29			127.99

See accompanying notes to unaudited pro forma consolidated financial statements

BP p.l.c.

Unaudited pro forma consolidated financial statements

BP p.l.c. unaudited pro forma consolidated balance sheet as at 30 September 2012

			Pro forma adjustments
	Notes	As reported	TNK-BP	Rosneft	Net cash proceeds	As adjusted
$ million
Non-current assets
Property, plant and equipment		119,687	—	—	—	119,687
Goodwill		11,984	—	—	—	11,984
Intangible assets		23,184	—	—	—	23,184
Investments in jointly controlled entities		15,920	—	—	—	15,920
Investments in associates	4	15,273	(12,126)	14,831	—	17,978
Other investments	4	1,831	—	(889)	—	942

Fixed assets		187,879	(12,126)	13,942	—	189,695
Other non-current assets		14,593	—	—	—	14,593

		202,472	(12,126)	13,942	—	204,288

Current assets
Cash and cash equivalents	1	16,041	—	—	12,300	28,341
Other current assets		75,220	—	—	—	75,220
Assets classified as held for sale		8,525	—	—	—	8,525

		99,786	—	—	12,300	112,086

Total assets		302,258	(12,126)	13,942	12,300	316,374

Current liabilities		77,095	—	—	—	77,095
Liabilities directly associated with assets classified as held for sale		2,559	—	—	—	2,559

		79,654	—	—	—	79,654

Non-current liabilities		103,831	—	—	—	103,831

Total liabilities		183,485	—	—	—	183,485

Net assets		118,773	(12,126)	13,942	12,300	132,889

Equity
BP shareholders’ equity		117,619	(12,126)	13,942	12,300	131,735
Minority interest		1,154	—	—	—	1,154

		118,773	(12,126)	13,942	12,300	132,889

See accompanying notes to unaudited pro forma consolidated financial statements

BP p.l.c.

Unaudited pro forma consolidated financial statements

Notes to Unaudited pro forma consolidated financial statements

Basis of preparation

The unaudited pro forma consolidated balance sheet as at 30 September 2012 is presented to show the effect of the Proposed Transaction as if the Proposed Transaction had occurred on 30 September 2012.

The unaudited pro forma consolidated income statements for the year ended 31 December 2011 and the nine month period ended 30 September 2012 are presented to show the effect of the Proposed Transaction as if the Proposed Transaction had occurred on 1 January 2011.

The unaudited pro forma consolidated income statements disclose income from continuing operations, before non-recurring charges or credits directly attributable to the Proposed Transaction.

Pro forma adjustments and assumptions

The unaudited pro forma consolidated financial statements reflect the adjustments and assumptions set out in Notes 2 to 7 below.

Note 1 Pro forma adjustments relating to BP’s proposed sale of its 50% stake in TNK-BP to Rosneft

The unaudited pro forma consolidated financial statements reflect the following adjustments:

(a)	To adjust the unaudited pro forma consolidated balance sheet for the proceeds of BP’s proposed sale of its 50% stake in TNK-BP. The proposed sale of the TNK-BP shareholding to Rosneft consists of a cash element of $17.1 billion and 1,360,449,797 Rosneft shares. Shares in Rosneft traded at close of business on the bid date (18 October 2012) at $7.13, valuing the share-based consideration at $9.7 billion. For the purposes of the unaudited pro forma consolidated balance sheet as at 30 September 2012, these Rosneft shares are valued at the close of business price of $6.72 on the 30 September 2012, valuing the share-based consideration at $9.1 billion.

(b)	To adjust the unaudited pro forma consolidated balance sheet to reflect the purchase of an additional 5.66% stake in Rosneft from Rosneftegaz for cash consideration of $4.8 billion.

(c)	To adjust the unaudited pro forma consolidated balance sheet for the book value of assets sold of $12.1 billion.

(d)	To adjust for the reversal of BP’s share of TNK-BP’s earnings for the nine month period ended 30 September 2012 of $2,800 million, and for the full year 2011 of $4,185 million, and elimination of BP’s investment in associate of $12,126 million at 30 September 2012.

Note 2 Pro forma adjustments relating to BP’s acquisition of an additional 18.5% stake in Rosneft

BP expects to have significant influence over Rosneft, so for the purposes of these unaudited pro forma consolidated financial statements Rosneft is accounted for as an associate. BP expects to have two seats on Rosneft’s nine-person main board. At the proposed 19.75% level of ownership, BP expects to be able to account for its share of Rosneft’s earnings, on an equity basis.

Under IFRS, BP expects to account for its investment in Rosneft according to IAS28, Investments in Associates. An investment in an associate is accounted for using the equity method from the date on which it becomes an associate. On acquisition of the investment any difference between the cost of the investment and the investor’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as follows:

(a)	goodwill relating to an associate is included in the carrying amount of the investment. Amortisation of that goodwill is not permitted.

(b)	any excess of the investor’s share of the net fair value of the associate’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of the investor’s share of the associate’s profit or loss in the period in which the investment is acquired.

Appropriate adjustments to the investor’s share of the associate’s profits or losses after acquisition are also made to account, for example, for depreciation of the depreciable assets based on their fair values at the acquisition date. Similarly, appropriate adjustments to the investor’s share of the associate’s profits or losses after acquisition are made for impairment losses recognised by the associate, such as for goodwill or property, plant and equipment. BP is not yet able to assess fair values and goodwill, therefore these unaudited pro forma consolidated financial statements do not include any such adjustments.

A portion of the gain on disposal of BP’s stake in TNK-BP will be deferred to the extent that (i) BP retains an interest in its share in TNK-BP by acquiring a stake in Rosneft, and (ii) Rosneft acquires BP’s stake in TNK-BP. Under IFRS, profits and losses resulting from ‘upstream’ and ‘downstream’ transactions between an investor and an associate are recognised in the investor’s financial statements only to the extent of unrelated investors’ interests in the associate. ‘Downstream’ transactions are, for example, sales of assets from the investor to an associate, such as BP’s sale of TNK-BP to Rosneft. The investor’s share in the associate’s profits and losses resulting from these transactions is eliminated. BP is not yet able to assess the deferred gain and its amortisation through the income statement, therefore these unaudited pro forma consolidated financial statements do not include any such adjustments.

BP p.l.c.

Unaudited pro forma consolidated financial statements

BP’s existing 1.25% stake in Rosneft is derecognised in these unaudited pro forma consolidated financial statements, and replaced with an investment in Rosneft as an associate reflecting the proposed total 19.75% stake. Accordingly, dividends received of $12 million for the nine months ended 30 September 2012 and $2 million for the year ended 31 December 2011, relating to the 1.25% stake in Rosneft, have also been derecognised in these unaudited pro forma consolidated financial statements.

Note 3 Rosneft’s proposed acquisitions of BP’s and AAR’s stakes in TNK-BP

The unaudited pro forma consolidated financial statements reflect Rosneft’s proposed acquisition of BP’s 50% stake in TNK-BP. Rosneft’s potential acquisition of AAR’s 50% stake in TNK-BP is not reflected in the unaudited pro forma consolidated financial statements.

Note 4 Pro forma information for Rosneft

Financial information for Rosneft has been derived from its audited Consolidated Financial Statements for the year ended 31 December 2011, and its unaudited Interim Condensed Consolidated Financial Statements for the nine months ended 30 September 2012, both prepared in Russian Roubles and under IFRS as published by the IASB. The following exchange rates have been used to convert Russian Roubles to US Dollars:

Balance sheet as at 30 September 2012	31.09
Income statement for the nine months ended 30 September 2012	31.05
Income statement for the year ended 31 December 2011	29.41

The consolidated net assets of Rosneft have been adjusted to include 50% of the net assets of TNK-BP, and the consolidated profit after tax for Rosneft has been adjusted to include 50% of the profit after tax of TNK-BP. Since the financial statements of TNK-BP were prepared under US GAAP until 31 December 2011, information regarding TNK-BP’s net assets and profit after tax on an IFRS basis for the year ended 31 December 2011 is derived from Note 2(a) (“Transition to IFRS”) of TNK-BP’s unaudited Interim Consolidated Financial Statements for the three months ended 31 March 2012. Information regarding TNK-BP’s net assets and profit after tax for the nine months ended 30 September 2012 is derived from TNK-BP’s unaudited Interim Consolidated Financial Statements for the nine months ended 30 September 2012 prepared under IFRS as published by the IASB.

BP’s total cost of its proposed investment in Rosneft is made up as follows:

$ million
Fair value of shares from Rosneft	9,142
Cost of shares from Rosneftegaz	4,800
Existing holding at fair value	889

14,831

BP’s share of Rosneft’s profit after tax is calculated as follows:

	Nine months ended 30 September 2012	Year 2011

Rosneft’s reported net income (billion Roubles)	285	316
USD:RUB year-to-date average exchange rate	31.05	29.41

Rosneft’s reported net income ($ million)	9,178	10,746

TNK-BP’s reported net income ($ million)	5,718	8,693

Rosneft’s share (50%) of TNK-BP’s net income ($ million)	2,859	4,347

Rosneft’s adjusted consolidated net income ($ million)	12,037	15,093

	.

BP’s share (19.75%) of Rosneft’s adjusted consolidated net income ($ million)	2,377	2,981

These unaudited pro forma consolidated financial statements do not include any adjustments relating to financing arrangements that Rosneft might undertake to finance its acquisition of interests in TNK-BP.

Note 5 Taxation on the Proposed Transaction

BP is unable at this time to identify the specific tax attributes of the Proposed Transaction. Accordingly, for the purposes of preparing these unaudited pro forma consolidated financial statements, taxation impacts on the Proposed Transaction have not been calculated.

BP p.l.c.

Unaudited pro forma consolidated financial statements

Note 6 Earnings per share

The weighted average numbers of BP ordinary shares outstanding during the periods used to calculate earnings per share are as follows:

	Nine months ended 30 September 2012	Year 2011

Basic weighted average number of shares outstanding (thousand)	19,012,634	18,904,812
Weighted average number of shares outstanding used to calculate diluted earnings per share (thousand)	19,140,343	19,136,200

Note 7 Credits directly attributable to the Proposed Transaction not considered in unaudited pro forma consolidated income statement

As a result of the Proposed Transaction, an estimated $14.1 billion gain on disposal will arise from BP’s proposed sale of its 50% stake in TNK-BP, which will be reflected in the consolidated income statement of BP within the 12 months succeeding the completion date of the Proposed Transaction. The estimated gain is subject to change depending on, inter alia, the Rosneft share price on the date of completion of the Proposed Transaction, transaction costs, any deferral of the gain on disposal referred to in Note 2, and taxation referred to in Note 5. Such credits were not considered in the unaudited pro forma consolidated income statements presented herein. Any interest that may have been earned on the proceeds from the Proposed Transaction is also not considered in the unaudited pro forma consolidated income statements presented herein.